WeTrade Group Inc.

No. 1 Gaobei South Coast

Yi An Men 111 Block 37

Chao Yang District

Beijing City, People’s Republic of China

October 10, 2019

Michael C. Foland

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: WeTrade Group Inc.

Registration Statement on Form S-1

Filed August 9, 2019

File No. 333-233165

Dear Mr. Foland:

WeTrade Group Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) amendment number 1 to the registration statement on Form S-1 (the “Amended Registration Statement”) in response to the Commission’s comments, dated October 2, 2019 (the “Comment Letter”), with reference to the Company’s registration statement on Form S-1 filed with the Commission on August 9, 2019.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please clarify whether you have a Cayman Island holding company as you indicate on page 25 or revise to remove such reference.

Response: We have revised page 25 to remove any reference of a Cayman Island Holding Company.

Use of Proceeds Page 26

2. We note your response to prior comment 3, however, it appears that various inconsistencies continue to exist throughout the filing. Please address the following, which may not be an all-inclusive list, and revise your disclosures as necessary:

•	Page 52 indicates that you will be able to develop your business as planned if you raise a minimum of $150,000 from this offering. However, on page 2 you state that raising $150,000 will leave no funds available for business development while page 28 indicates that raising a minimum of $100,000 would be sufficient to implement your business plan.

•	Page 52 states that a minimum of $50,000 is required for the next 12 months for professional fees in order to remain a reporting company, while page 28 states that the minimum is estimated to be $25,000.

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Response: We have revised the inconsistencies on page 2, 28 and 52 so that they are uniform throughout.

Business Plan Outline Page 36

3. We note your response to prior comment 6. Please revise here to describe with specificity your plan for the next twelve months. Provide your detailed plan of operation, including specific milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone, the expected sources of funding, and how you are to incorporate artificial intelligence and big data.

Response: We have revised page 36 to include our 12 month plan of operation for our business plan that outlines our specific milestones we intend to achieve, by which date we intend to achieve them, to anticipated cost to achieve them, the potential sources of funding required for the milestones, as well as our plan to conduct our own data research.

Information with Respect to the Registrant

4. Please specifically disclose the factual bases for and the context of all your estimates, including those related to the number of your registered users within six months and two years.

Response: We have revised page 26 to remove any and all estimates.

Please direct any further comments or questions you may have to the company’s Chief Financial Officer Che Kean Tat at keithche8383@outlook.com

Thank you.

Sincerely,

/S/ Dai Zheng

Dai Zheng

CEO/Director

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